Exhibit 99.1

Constellium Reports First Quarter 2022 Results

Paris, April 27, 2022 – Constellium SE (NYSE: CSTM) today reported results for the first quarter ended March 31, 2022.

First quarter 2022 highlights:

•	Shipments of 401 thousand metric tons, up 4% compared to Q1 2021

•	Revenue of €2.0 billion, up 48% compared to Q1 2021

•	Value-Added Revenue (VAR) of €652 million, up 21% compared to Q1 2021

•	Net income of €179 million compared to €48 million in Q1 2021

•	Adjusted EBITDA of €167 million, up 38% compared to Q1 2021

•	Cash from Operations of €58 million and Free Cash Flow of €26 million

•	Net debt / LTM Adjusted EBITDA of 3.2x at March 31, 2022

Jean-Marc Germain, Constellium’s Chief Executive Officer said, “Our team delivered very strong first quarter results on strong demand across most end markets and solid execution despite significant inflationary pressures. Adjusted EBITDA of €167 million was a first quarter record and a 38% improvement over last year’s first quarter. P&ARP reported record first quarter Adjusted EBITDA as continued strength in packaging demand more than offset lower shipments in automotive caused by the semiconductor shortage. A&T also reported strong first quarter Adjusted EBITDA supported by a greater than 20% increase in aerospace shipments compared to the same quarter last year and continued strength in transportation, industry and defense (TID). AS&I also performed very well, falling just short of 2021’s record first quarter performance despite lower automotive shipments. Lastly, we generated solid Free Cash Flow of €26 million and reduced our leverage to 3.2x.”

Mr. Germain concluded, “While there are uncertainties today on the macroeconomic and geopolitical fronts, I am optimistic about our prospects for the remainder of this year and beyond. Based on our current outlook, we are raising our guidance and now expect Adjusted EBITDA of €640 million to €660 million and Free Cash Flow in excess of €170 million in 2022. Our focus is on executing our strategy, achieving our ESG objectives, delivering our recently announced long-term guidance of greater than €800 million of Adjusted EBITDA by 2025 and increasing shareholder value.”

•    Group Summary

	Q1 2022	Q1 2021	Var.
Shipments (k metric tons)	401	385	4%
Revenue (€ millions)	1,979	1,341	48%
VAR (€ millions)	652	537	21%
Net income / (loss) (€ millions)	179	48	n.m.
Adjusted EBITDA (€ millions)	167	121	38%
Adjusted EBITDA per metric ton (€)	417	315	32%

The difference between the sum of reported segment revenue and total group revenue includes revenue from certain non-core activities and inter-segment eliminations. The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate.

For the first quarter of 2022, shipments of 401 thousand metric tons increased 4% compared to the first quarter of 2021 due to higher shipments in the Packaging & Automotive Rolled Products and Aerospace & Transportation segments. Revenue of €2.0 billion increased 48% compared to the first quarter of the prior year mostly due to higher metal prices. VAR of €652 million increased 21% compared to first quarter of the prior year primarily due to higher volumes, improved price and mix including a customer payment related to a contractual volume commitment, and favorable metal costs. Net income of €179 million increased €131 million compared to €48 million in the first quarter of 2021. Adjusted EBITDA of €167 million increased 38% compared to the first quarter of last year due to improved results in the Packaging & Automotive Rolled Products and Aerospace & Transportation segments.

•    Results by Segment

•    Packaging & Automotive Rolled Products (P&ARP)

	Q1 2022	Q1 2021	Var.
Shipments (k metric tons)	276	267	3%
Revenue (€ millions)	1,168	766	53%
Adjusted EBITDA (€ millions)	82	68	20%
Adjusted EBITDA per metric ton (€)	296	255	16%

For the first quarter of 2022, Adjusted EBITDA increased 20% compared to the first quarter of 2021 primarily due to higher shipments, improved price and mix and favorable metal costs, partially offset by higher operating costs due to inflation. Shipments of 276 thousand metric tons increased 3% compared to the first quarter of the prior year on higher shipments of packaging and specialty rolled products, partially offset by lower shipments of automotive rolled products. Revenue of €1.2 billion increased 53% compared to the first quarter of 2021 primarily due to higher metal prices.

•    Aerospace & Transportation (A&T)

	Q1 2022	Q1 2021	Var.
Shipments (k metric tons)	55	48	15%
Revenue (€ millions)	385	245	57%
Adjusted EBITDA (€ millions)	53	19	169%
Adjusted EBITDA per metric ton (€)	961	409	135%

For the first quarter of 2022, Adjusted EBITDA increased 169% compared to the first quarter of 2021 primarily due to higher shipments and improved price and mix, partially offset by higher operating costs due to inflation and production increases. The first quarter of 2022 included a €10 million customer payment related to a contractual volume commitment. Shipments of 55 thousand metric tons increased 15% compared to the first quarter of the prior year on higher shipments of aerospace and TID rolled products. Revenue of €385 million increased 57% compared to the first quarter of 2021 primarily due to higher metal prices, higher shipments and improved price and mix.

•    Automotive Structures & Industry (AS&I)

	Q1 2022	Q1 2021	Var.
Shipments (k metric tons)	70	70	n.m.
Revenue (€ millions)	459	350	31%
Adjusted EBITDA (€ millions)	37	38	(3)%
Adjusted EBITDA per metric ton (€)	520	540	(4)%

For the first quarter of 2022, Adjusted EBITDA decreased 3% compared to the first quarter of 2021 primarily due to higher operating costs due to inflation, largely offset by improved price and mix. Shipments of 70 thousand metric tons were stable compared to the first quarter of the prior year as higher shipments of other extruded products were offset by lower shipments of automotive extruded products. Revenue of €459 million increased 31% compared to the first quarter of 2021 primarily due to higher metal prices.

•    Net Income

For the first quarter of 2022, net income of €179 million compares to net income of €48 million in the first quarter of the prior year. The increase in net income is primarily related to higher gross profit, a favorable change in gains and losses on derivatives related to our metal hedging positions, and lower finance costs, partially offset by higher tax expense.

•    Cash Flow

Free Cash Flow was €26 million for the first quarter of 2022 compared to €46 million in the first quarter of the prior year. The change was primarily due to an unfavorable change in working capital, partially offset by stronger Adjusted EBITDA.

Cash flows from operating activities were €58 million for the first quarter of 2022 compared to cash flows from operating activities of €75 million in the first quarter of the prior year. Constellium increased derecognized factored receivables by €5 million for the first quarter of 2022 compared to an increase of €6 million in the first quarter of the prior year.

Cash flows used in investing activities were €32 million for the first quarter of 2022 compared to cash flows used in investing activities of €29 million in the first quarter of the prior year.

Cash flows used in financing activities were €14 million for the first quarter of 2022 compared to cash flows used in financing activities of €145 million in the prior year. In the first quarter of 2021, Constellium issued $500 million of 3.75% Sustainability-Linked Senior Notes due 2029 and used the proceeds and cash on the balance sheet to redeem $650 million of 6.625% Senior Notes due 2025.

•     Liquidity and Net Debt

Liquidity at March 31, 2022 was €853 million, comprised of €160 million of cash and cash equivalents and €693 million available under our committed lending facilities and factoring arrangements.

Net debt was €1,977 million at March 31, 2022 compared to €1,981 million at December 31, 2021.

•     Outlook

Based on our current outlook, we expect Adjusted EBITDA in the range of €640 million to €660 million in 2022.

We are not able to provide a reconciliation of this Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net income in the future.

•    Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations, including the length and magnitude of disruption resulting from the global COVID-19 pandemic; the Russian invasion of Ukraine; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; supply disruptions; excessive inflation; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

•    About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including packaging, automotive and aerospace. Constellium generated €6.2 billion of revenue in 2021.

Constellium’s earnings materials for the first quarter ended March 31, 2022, are also available on the company’s website (www.constellium.com).

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Three months ended March 31,
(in millions of Euros)	2022	2021
Revenue	1,979	1,341
Cost of sales	(1,762)	(1,199)

Gross profit	217	142

Selling and administrative expenses	(68)	(60)
Research and development expenses	(11)	(11)
Other gains and losses - net	110	43

Income from operations	248	114

Finance costs - net	(30)	(55)

Income before tax	218	59

Income tax expense	(39)	(11)

Net income	179	48

Net income attributable to:
Equity holders of Constellium	177	46
Non-controlling interests	2	2

Net income	179	48

Earnings per share attributable to the equity holders of Constellium, (in Euros)
Basic	1.25	0.33
Diluted	1.20	0.32
Weighted average number of shares, (in thousands)
Basic	141,677	139,963
Diluted	147,525	145,896

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS) (UNAUDITED)

	Three months ended March 31,
(in millions of Euros)	2022	2021
Net income	179	48

Other comprehensive income
Items that will not be reclassified subsequently to the consolidated income statement
Remeasurement on post-employment benefit obligations	76	65
Income tax on remeasurement on post-employment benefit obligations	(13)	(13)
Items that may be reclassified subsequently to the consolidated income statement
Cash flow hedges	(2)	(11)
Income tax on hedges	1	3
Currency translation differences	11	13

Other comprehensive income	73	57

Total comprehensive income	252	105

Attributable to:
Equity holders of Constellium	250	102
Non-controlling interests	2	3

Total comprehensive income	252	105

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

(in millions of Euros)	At March 31, 2022	At December 31, 2021
Assets
Current assets
Cash and cash equivalents	160	147
Trade receivables and other	927	683
Inventories	1,318	1,050
Other financial assets	110	58

	2,515	1,938

Non-current assets
Property, plant and equipment	1,943	1,948
Goodwill	460	451
Intangible assets	57	58
Deferred tax assets	124	162
Trade receivables and other	58	55
Other financial assets	16	12

	2,658	2,686

Total Assets	5,173	4,624

Liabilities
Current liabilities
Trade payables and other	1,723	1,377
Borrowings	254	258
Other financial liabilities	24	25
Income tax payable	43	34
Provisions	21	20

	2,065	1,714

Non-current liabilities
Trade payables and other	36	32
Borrowings	1,884	1,871
Other financial liabilities	7	6
Pension and other post-employment benefit obligations	525	599
Provisions	96	97
Deferred tax liabilities	13	14

	2,561	2,619

Total Liabilities	4,626	4,333

Equity
Share capital	3	3
Share premium	420	420
Retained earnings / (deficit) and other reserves	105	(149)

Equity attributable to equity holders of Constellium	528	274
Non-controlling interests	19	17

Total Equity	547	291

Total Equity and Liabilities	5,173	4,624

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained (losses) / earnings	Total	Non-controlling interests	Total equity
At January 1, 2022	3	420	(94)	(4)	19	83	(153)	274	17	291
Net income	—	—	—	—	—	—	177	177	2	179
Other comprehensive income / (loss)	—	—	63	(1)	11	—	—	73	—	73

Total comprehensive income / (loss)	—	—	63	(1)	11	—	177	250	2	252

Share-based compensation	—	—	—	—	—	4	—	4	—	4
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—

At March 31, 2022	3	420	(31)	(5)	30	87	24	528	19	547

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total	Non-controlling interests	Total equity
At January 1, 2021	3	420	(192)	9	(13)	68	(410)	(115)	14	(101)
Net income	—	—	—	—	—	—	46	46	2	48
Other comprehensive income / (loss)	—	—	52	(8)	12	—	—	56	1	57

Total comprehensive income / (loss)	—	—	52	(8)	12	—	46	102	3	105

Share-based compensation	—	—	—	—	—	4	—	4	—	4
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)

At March 31, 2021	3	420	(140)	1	(1)	72	(364)	(9)	15	6

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

	Three months ended March 31,
(in millions of Euros)	2022	2021
Net income	179	48
Adjustments
Depreciation and amortization	66	63
Pension and other post-employment benefits service costs	5	7
Finance costs - net	30	55
Income tax expense	39	11
Unrealized gains on derivatives - net and from remeasurement of monetary assets and liabilities - net	(58)	(30)
Losses on disposal	1	—
Other - net	4	2
Change in working capital
Inventories	(256)	(109)
Trade receivables	(210)	(108)
Trade payables	320	183
Other	(16)	7
Change in provisions	(2)	(4)
Pension and other post-employment benefits paid	(11)	(11)
Interest paid	(29)	(44)
Income tax (paid) / refunded	(4)	5

Net cash flows from operating activities	58	75

Purchases of property, plant and equipment	(33)	(32)
Property, plant and equipment grants received	1	3

Net cash flows used in investing activities	(32)	(29)

Proceeds from issuance of Senior Notes	—	412
Repayments of Senior Notes	—	(535)
Proceeds from other borrowings	1	2
Repayments of other borrowings	(4)	(2)
Lease repayments	(11)	(9)
Payment of financing costs and redemption fees	—	(16)
Other financing activities	—	3

Net cash flows used in financing activities	(14)	(145)

Net increase / (decrease) in cash and cash equivalent	12	(99)
Cash and cash equivalents - beginning of year	147	439
Effect of exchange rate changes on cash and cash equivalents	1	2

Cash and cash equivalents - end of period	160	342

SEGMENT ADJUSTED EBITDA

	Three months ended March 31,
(in millions of Euros)	2022	2021
P&ARP	82	68
A&T	53	19
AS&I	37	38
Holdings and Corporate	(5)	(4)

Total	167	121

SHIPMENTS AND REVENUE BY PRODUCT LINE

	Three months ended March 31,
(in k metric tons)	2022	2021
Packaging rolled products	206	194
Automotive rolled products	59	63
Specialty and other thin-rolled products	11	10
Aerospace rolled products	16	13
Transportation, industry, defense and other rolled products	39	35
Automotive extruded products	30	34
Other extruded products	40	36

Total shipments	401	385

(in millions of Euros)
Packaging rolled products	852	519
Automotive rolled products	263	208
Specialty and other thin-rolled products	53	39
Aerospace rolled products	143	87
Transportation, industry, defense and other rolled products	242	158
Automotive extruded products	226	201
Other extruded products	233	149
Other and inter-segment eliminations	(33)	(20)

Total revenue	1,979	1,341

NON-GAAP MEASURES

Reconciliation of Revenue to VAR (a non-GAAP measure)

	Three months ended March 31,
(in millions of Euros)	2022	2021
Revenue	1,979	1,341
Hedged cost of alloyed metal	(1,227)	(765)
Revenue from incidental activities	(6)	(8)
Metal time lag	(94)	(31)

VAR	652	537

Reconciliation of net income to Adjusted EBITDA (a non-GAAP measure)

	Three months ended March 31,
(in millions of Euros)	2022	2021
Net income	179	48
Income tax expense	39	11

Income before tax	218	59
Finance costs - net	30	55

Income from operations	248	114
Depreciation and amortization	66	63
Restructuring costs	—	1
Unrealized gains on derivatives	(57)	(28)
Unrealized exchange gains from the remeasurement of monetary assets and liabilities – net	(1)	(2)
Share based compensation costs	4	4
Metal price lag (A)	(94)	(31)
Losses on disposal	1	—

Adjusted EBITDA	167	121

(A.)

Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium’s Revenue are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the year.

Reconciliation of net cash flows from operating activities to Free Cash Flow (a non-GAAP measure)

	Three months ended March 31, 2022
(in millions of Euros)	2022	2021
Net cash flows from operating activities	58	75
Purchases of property, plant and equipment	(33)	(32)
Property, plant and equipment grants received	1	3

Free Cash Flow	26	46

Reconciliation of borrowings to Net debt (a non-GAAP measure)

(in millions of Euros)	At March 31, 2022	At December 31, 2020
Borrowings	2,138	2,129
Fair value of net debt derivatives, net of margin calls	(1)	(1)
Cash and cash equivalents	(160)	(147)

Net debt	1,977	1,981

Non-GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”), this press release includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP measures used in this press release are: Value-Added Revenue (“VAR”), Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow and Net debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non-GAAP measures are important supplemental measures of our operating and financial performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business, our results of operations and our financial position, as well as assisting investors in evaluating the extent to which we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.

VAR is defined as revenue, excluding revenue from incidental activities, minus cost of metal which includes, cost of aluminium adjusted for metal lag, cost of other alloying metals, freight out costs, and realized gains and losses from hedging. Management believes that VAR is a useful measure of our activity as it eliminates the impact of metal costs from our revenue and reflects the value-added elements of our activity. VAR eliminates the impact of metal price fluctuations which are not under our control and which we generally pass-through to our customers and facilitates comparisons from period to period. VAR is not a presentation made in accordance with IFRS and should not be considered as an alternative to revenue determined in accordance with IFRS.

In considering the financial performance of the business, management and our chief operational decision maker, as defined by IFRS, analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions which do not qualify for hedge accounting, metal price lag, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag, this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues. Management believes this measure also provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. Historically, we have used Adjusted EBITDA in calculating our compliance with financial covenants under certain of our loan facilities.

Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS.

Free Cash Flow is defined as net cash flow from operating activities less capital expenditure, equity contributions and loans to joint ventures and other investing activities. Management believes that Free Cash Flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. However, Free Cash Flow is not a presentation made in accordance with IFRS and should not be considered as an alternative to operating cash flows determined in accordance with IFRS. Free Cash Flow has certain inherent limitations, including the fact that it does not represent residual cash flows available for discretionary spending, notably because it does not reflect principal repayments required in connection with our debt or capital lease obligations.

Net debt is defined as borrowings plus or minus the fair value of cross currency basis swaps net of margin calls less cash and cash equivalents and cash pledged for the issuance of guarantees. Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company. Net debt is not a presentation made in accordance with IFRS, and should not be considered as an alternative to borrowings determined in accordance with IFRS.